Exhibit 15
Press Release
Telvent Announces Second Quarter
2005 Financial Results
Revenues Increase 55.4% to €95.8 Million Year-Over-Year.
Pro Forma EPS of €0.10 Per Diluted Share.
Madrid — August 30, 2005 — Telvent GIT, S.A. (NASDAQ: TLVT), the Global RealTime Information Technology Company, today announced financial results for the second quarter ended June 30, 2005.
Telvent’s second quarter 2005 revenues totaled €95.8 million, an increase of €34.2 million or 55.4 percent, versus €61.6 million reported for the second quarter of 2004.
Second quarter 2005 net income increased to €2.1 million, an increase of €0.6 million or 36.6 percent, versus €1.5 million reported for the second quarter of 2004. Earnings per diluted share for the second quarter of 2005 were €0.07 (based on a weighted average of 29,247,100 shares outstanding), compared to €0.08 per diluted share (20,000,000 shares outstanding), in the second quarter of 2004. Pro forma net income for the second quarter 2005 was €2.8 million, an increase of 41.9 percent, versus €2.0 million for the second quarter of 2004. Pro forma earnings per diluted share for the second quarter 2005 were €0.10, versus €0.10 for the second quarter of 2004.
Revenues for the first six months of 2005 were €171.3 million, an increase of €44.8 million or 35.4 percent, versus €126.5 million reported for the first six months of 2004.
Net income for the first six months of 2005 increased to €5.2 million, an increase of €1.5 million or 41.4 percent, versus €3.6 million reported for the first six months of 2004. Earnings per diluted share for the first six months of 2005 were €0.18, compared to €0.18 per diluted share in the same period of 2004. Pro forma net income for the first six months of 2005 was €6.7 million, an increase of 16.3 percent, versus €5.8 million for the first six months of 2004. Pro forma earnings per diluted share for the first six months of 2005 were €0.23, versus €0.29, for the same period of 2004.
Pro forma net income excludes the amortization of intangible assets from the acquisitions purchase price allocations, stock compensation plan expenses and mark to market hedging that Telvent believes are not indicative of its core performance or results. A reconciliation between GAAP and pro forma net income is provided in this release in a table immediately following the condensed consolidated financial statements.
“Telvent delivered very strong results again this quarter, with record revenues and growing profitability. We are making significant progress towards our 2005 financial goals while strategically investing in the continued growth of our business.” said Manuel Sánchez Ortega, Telvent Chairman and Chief Executive Officer.

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“Our backlog remains strong and continues to provide a solid foundation for our future growth. Record new order bookings are evidence of the increasing momentum we are seeing, particularly in our Energy and Traffic sectors. Utility customers are embracing our solutions as they look for ways to operate more efficiently, reduce costs, and provide better customer service. Overall, 2005 is shaping up to be a very good year for Telvent.” concluded Manuel Sánchez Ortega.
Gross margin was 20.2 percent in the second quarter of 2005 compared to 19.4 percent in the second quarter of 2004. Gross margin for the first six months of 2005 was 22.1 percent, compared to 22.4 percent in the same period last year.
Operating expenses for the second quarter, as a percentage of revenues, decreased 1.7 percentage points, mainly due to continuing efforts in controlling general and administrative expenses. However, operating expenses grew mainly due to increases in R&D and sales and marketing expenses from the integration of the Miner & Miner operations. Operating expenses, as a percentage of revenues, for the first six months of 2005 were 17.4 percent, compared to 18.0 percent in the same period last year.
Income from operations, as a percentage of revenues, was 3.7 percent in the second quarter of 2005 compared to 1.2 percent in the second quarter of 2004. For the first six months of 2005, income from operations, as a percentage of revenues, was 4.7 percent compared to 4.4 percent in the same period last year.
For the six months of 2005, cash used in operating activities net of property, plant and equipment additions, was €30.3 million. For the same period in 2004, cash used was €8.3 million.
As of June 30, 2005, cash and cash equivalents were €65.5 million and total debt (including net €10.3 million credit line due from related parties) was €43.0 million, resulting in a net cash position of €30.8 million. As of December 31, 2004, net cash position was €64.5 million.
Segment Discussion
Energy
Revenues for the Energy sector in second quarter 2005 were €44.7 million, an increase of €25.0 million, or 127.1 percent, from €19.7 million in second quarter 2004. Gross margin in this sector was 22.2 percent in second quarter 2005, versus 14.4 percent in 2004. The most significant contract in this sector during the second quarter was the control, protection and supervisory technology system for the Colinas-Sobradinho high voltage line and the associated telecommunications systems for four substations along the line. The contract, with the Agencia Nacional de la Energía Eléctrica (ANEEL), in Brazil, is for a total exceeding €3.0 million.

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Revenues for the first six months of 2005 were €80.0 million, an increase of €28.5 million, or 55.3 percent, from €51.5 million in the same period of 2004. Gross margin in this sector was 22.9 percent in first six months of 2005 versus 22.6 percent in 2004.
Traffic
Revenues for the Traffic sector during the second quarter 2005 were €32.2 million, an increase of €7.0 million, or 27.7 percent, from the €25.2 million recorded in the same period of 2004. Gross margin in this sector was 16.7 percent in second quarter 2005, versus 19.7 percent in second quarter 2004. The most significant contract in this sector was the €25 million modernization of the traffic management infrastructure and systems for the city of Beirut in Lebanon.
Revenues for the first six months of 2005 were €56.7 million, an increase of €13.3 million, or 30.7 percent, from €43.4 million in the same period of 2004. Gross margin in this sector was 18.7 percent in first six months of 2005 versus 21.8 percent in 2004.
Transport
Revenues for the Transport sector during the second quarter 2005 were €4.6 million, a decrease of €0.5 million, or 10.2 percent, from €5.1 million during the same period in 2004. Gross margin in this sector was 15.9 percent in second quarter 2005, versus 17.5 percent in the same period of 2004. The most significant contract in this sector was with RENFE, the Spanish railway authority, for the design, supply and installation of Automatic Ticketing Systems for suburban train stations in San Sebastián and Seville. The contract is worth €2.1 million.
Revenues for the first six months of 2005 were €8.1 million, a decrease of €0.8 million, or 9.4 percent, from €8.9 million in the same period of 2004. Gross margin in this sector was 20.6 percent in the first six months of 2005, versus 16.4 percent in 2004.
Environment
Revenues for the Environment sector for the second quarter 2005 were €6.1 million, a decrease of €0.4 million, or 5.6 percent, from €6.4 million during the same period in 2004. Gross margin in this sector was 32.6 percent in the second quarter of 2005, versus 20.8 percent in the same period of 2004. The most significant contracts in this sector were the extension of the control systems contract and the contract for the provision of maintenance and operation services of the same system for Confederación Hidrográfica del Guadalquivir in Spain, for two years, for a total amount exceeding €4.7 million.
Revenues for the first six months of 2005 were €10.8 million, a decrease of €2.1 million, or 16.4 percent, from €12.9 million in the same period of 2004. Gross margin in this sector was 27.5 percent in first six months of 2005 versus 20.9 percent in 2004.

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Other
Revenues for the Other sector during second quarter 2005 were €8.3 million, an increase of €3.0 million, or 57.8 percent, from €5.2 million in the same period in 2004. Gross margin in this sector was 16.5 percent in second quarter 2005, versus 36.3 percent in 2004. The most significant contract in this sector during the second quarter was the corrective and on-going maintenance and back-up services for the Information Systems of three hospitals in Spain administered by the Andalusia Health Service. The contract includes the maintenance of the administrative, economic and clinical modules of the Hospital Information System (HIS), hardware maintenance, and maintenance of the basic logistics. The contract is worth €0.9 million.
Revenues for the first six months of 2005 were €15.8 million, an increase of €6.0 million, or 61.3 percent, from €9.8 million in the same period of 2004. Gross margin in this sector was 27.8 percent in first six months of 2005, versus 32.0 percent in 2004.
Backlog
Backlog (representing the portion of signed contracts for which performance is pending) as of June 30, 2005 was €398.7 million, which reflects 20.7 percent growth over the €330.4 million in backlog at the end of June 2004.
New Bookings
New order bookings (or new contracts signed) in the second quarter 2005 were €104.3 million, a 62.5% increase from €64.2 million during the same period in 2004. Telvent believes this shows the continued success of the Company’s new products and services solutions, and sales and marketing activity.
Pipeline
Pipeline, measured as management’s estimates of real opportunities within the next 6 to 12 months, is approximately €1.26 billion.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and EPS. Pro forma net income and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investor’s understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Conference Call Details
Telvent Chairman and Chief Executive Officer, Manuel Sánchez Ortega, Chief Financial Officer Ana Plaza, and Jose Ignacio del Barrio, Vice President of Business Development and Investor Relations, will conduct a conference call to discuss the second quarter 2005 results, which will be simultaneously webcast at 9:00 A.M. Eastern Time / 6:00 A.M. Pacific Time / 3:00 P.M. Madrid Time on Wednesday, August 31, 2005.
To access the conference call, participants in North America should dial 800-374-0724 and international participants should dial +1 (706) 634-1387. A live webcast of the conference call will be available on the investor relations zone

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of Telvent’s corporate web site at www.telvent.com. Please visit the web site at least 15 minutes early to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the web site approximately two hours after the conference call is completed. To access the replay, participants in North America should dial 800-642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 8552170.
About Telvent
Telvent (Nasdaq: TLVT), the Global RealTime IT Company, specializes in high value-added solutions for four specific industrial sectors (Energy, Traffic, Transport and Environment) in Europe, North America, Latin America and China. (www.telvent.com)
Investor Relations Contacts:
José Ignacio del Barrio
Phone: +34 902-335599
Email: jibarrio@telvent.abengoa.com
Mark Jones
Phone: +1 646-284-9414
Email: mjones@hfgcg.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on May 13, 2005.

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Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2005	2004
Assets:
Current assets:
Cash and cash equivalents	€65,466	€80,515
Restricted cash	—	8,028
Available-for-sale securities and other short-term investments	19,551	1,231
Derivative contracts	2,293	4,046
Accounts receivable (net of allowances of €1,851 as of June 30, 2005 and €2,165 as of December 31, 2004)	87,284	84,536
Unbilled revenues	71,968	36,683
Due from related parties	15,980	37,848
Inventory	21,430	10,760
Deferred tax assets	2,938	3,751
Other current assets	1,605	659

Total current assets	€288,514	€268,057
Other investments	1,580	2,137
Property, plant and equipment, net of accumulated depreciation of €34,971 as of June 30, 2005 and €30,602 as of December 31, 2004	53,627	53,586
Prepaid expenses and other assets	11,065	3,198
Deferred tax assets	18,019	18,004
Other intangible assets, net of accumulated amortization of €8,998 as of June 30, 2005 and €7,724 as of December 31, 2004	10,214	9,789
Goodwill	15,130	13,689

Total assets	€398,149	€368,460

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€130,005	€123,278
Billing in excess of costs and estimated earnings	18,333	16,466
Accrued and other liabilities	9,981	7,696
Income taxes payable	11,746	11,778
Deferred tax liabilities	2,815	3,096
Due to related parties	17,433	6,194
Current portion of long-term debt	12,103	9,208
Short-term debt	22,024	18,748
Short-term leasing obligations	4,959	1,960
Derivative contracts	1,463	2,602

Total current liabilities	€230,862	€201,026
Long-term debt less current portion	8,866	16,875
Long-term leasing obligations	2,850	4,130
Other long-term liabilities	7,340	8,747
Deferred tax liabilities	234	323
Unearned income	671	525

Total liabilities	€250,823	€231,626

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	As of	As of
	June 30,	December 31,
	2005	2004
Minority interest	1,323	863
Commitments and contingencies
Shareholders’ equity:
Common stock, €3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in capital	39,732	40,319
Deferred Compensation	(2,254)	(3,305)
Accumulated other comprehensive income (loss)	1,048	(3,364)
Retained earnings	19,588	14,432

Total shareholders’ equity	€146,003	€135,971

Total liabilities and shareholders’ equity	€398,149	€368,460

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Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Revenues	€95,759	€61,609	€171,349	€126,537
Cost of revenues	76,373	49,675	133,428	98,143

Gross profit	€19,386	€11,934	€37,921	€28,394

General and administrative	6,816	5,950	12,229	11,355
Sales and marketing	3,097	2,105	6,287	4,346
Research and development	3,685	1,363	7,054	3,514
Depreciation and amortization	2,222	1,766	4,235	3,549

Total operating expenses	€15,820	€11,184	€29,805	€22,764

Income from operations	3,566	750	8,116	5,630
Financial income (expense), net	(510)	532	(924)	(1,894)
Other income, net	—	62	0	62

Total other income (expense)	€(510)	€594	€(924)	€(1,832)

Income before income taxes	3,056	1,344	7,192	3,798
Income tax expense (benefit)	1,046	(293)	1,530	110

Net income before minority interest	€2,010	€1,637	€5,662	€3,688

Loss/(Profit) attributable to minority interests	100	(92)	(506)	(42)

Net income	€2,110	€1,545	€5,156	€3,646

Earnings per share
Basic and diluted net income per share	€0.07	€0.08	€0.18	€0.18

Weighted average number of shares outstanding
Basic and diluted	29,247,100	20,000,000	29,247,100	20,000,000

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Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Six Months Ended June 30,
	2005	2004
Cash flows from operating activities:
Net income before minority interest	€5,662	€3,688
Adjustments to reconcile net income to net cash provided by operating activities	7,779	6,765
Change in operating assets and liabilities	(34,679)	(19,792)
Change in operating assets and liabilities due to temporary joint ventures	(9,067)	1,062

Net cash used in operating activities	€(30,305)	€(8,277)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	8,028	—
Due from related parties	22,088	23,038
Deferred payment on Miner & Miner acquisition	(3,147)
ICX acquisition, net of cash	—	(721)
Metso acquisition, net of cash	—	(5,225)
Purchase of property, plant & equipment	(2,955)	(2,255)
Disposal of investments, net of cash	465	26,104
Purchase of short-term investments	(18,565)	—

Net cash provided by investing activities	€5,914	€40,941

Cash flows from financing activities:
Proceeds and (repayment) of short-term debt, net	3,276	(13,896)
Proceeds and (repayment) of long-term debt, net	(5,934)	(4,083)
Due to related parties	8,983	(27,925)

Net cash (used in) provided by financing activities	€6,325	€(45,904)

Net decrease in cash and cash equivalents	€(18,066)	€(13,240)
Net effect of foreign exchange in cash and cash equivalents	3,017	(153)
Cash and cash equivalents at the beginning of period, excluding joint ventures	69,582	27,735
Joint venture cash and cash equivalents at the beginning of period	10,933	3,249

Cash and cash equivalents at the end of period	€65,466	€17,591

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€—	€—
Interest	€2,314	€3,240

Non-cash transactions:

Capital leases	€1,196	€672
Billateral credit agreement between related parties	€—	€24,537

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Reconciliation between GAAP and Pro Forma Net Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
GAAP basis income before income taxes	€3,056	€1,344	€7,192	€3,798

Adjustments to income before income taxes
Amortization of intangibles	572	522	974	1,043
Stock compensation plan expenses	254	478	464	772
Mark to market derivatives	145	(567)	691	1,026

Total Adjustments	971	433	2,129	2,841

Adjusted income before income taxes	€4,027	€1,777	€9,321	€6,639

Income tax provision	(1,298)	309	(2,113)	(834)
Profit attributable to minority interests	100	(92)	(506)	(42)

Pro forma Net Income	€2,829	€1,994	€6,702	€5,763

Earnings per share
Basic and diluted net income per share	€0.10	€0.10	€0.23	€0.29

Weighted average number of shares outstanding
Basic and diluted	29,247,100	20,000,000	29,247,100	20,000,000